

Mail Stop 3561

March 12, 2009

Liping Deng
Chief Executive Officer and President
China Agri-Business, Inc.
Finance Plaza, 9th Floor, Hi-Tech Road No. 42
Hi-Tech Industrial Development Zone
Xi-An, China 710068

> **Re:** **China Agri-Business, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 13, 2009**
> **File No. 333-157346**

Dear Mr. Deng:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The financial statements and financial information in your filing should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X in your next amendment.

2. In this registration statement you refer to your January 2009 private placement, your March 2009 private placement and your private placement in the third fiscal quarter of 2008. It is unclear whether this disclosure refers to three different financings or the same financing. Please revise your disclosure for consistency

and clarity. To the extent that there were several closings, please explain. In addition, please ensure that each private placement is appropriately disclosed in Part II under "Sales of Unregistered Securities."

Prospectus Cover Page

3. Revise the second sentence to clarify that the notes and investor warrants are convertible into common stock and not vice versa.

4. Revise the second and third paragraphs to more clearly define your terms. For instance, it does not appear that you have defined Investor Warrants, Underwriter Warrants or Placement Agent Warrants. Terms for the warrants and notes (and the shares underlying the warrants and notes) should be clearly defined and used consistently throughout the prospectus.

Prospectus Summary, page 3

5. We note the reference to your "AA Green Food" rating under "Our Business." Please revise to clarify, as stated on page 11, that the "AA" rating identifies crops that contain minimal chemical residue from fertilizers.

6. Please add a brief section outlining your corporate structure. Your revised disclosure should clearly state that you are a holding company with no operations and that Xinsheng, is a People's Republic of China ("PRC") based corporation in which you hold no ownership. In addition, please add appropriate risk factors discussing the risks associated with your corporate structure, including your lack of operations and the risk, if any, that the management agreement may be terminated.

7. Please add a financial snapshot of the company in this section using your most recent audited financial information and any required interim period information.

Description of 2009 Private Placement of Convertible Notes and Warrants, page 3

8. Refer to the final paragraph on page 3. Please include a statement that the shares underlying the Series D Warrants are not covered by this registration statement.

9. In the first paragraph on page 4, you state that the company may terminate unexercised portions of the Series C warrants in the event of a subsequent offering. Please tell us what compensation if any, the warrant holders will receive if their warrants are terminated.

10. The statement regarding timing of this registration statement's effectiveness is inappropriate for a prospectus. Please delete the last sentence of the second paragraph on page 4. Please make similar revisions on page F-10.

Risk Factors, page 4

11. Refer to the second introductory paragraph of this section. Please delete or revise to clarify that you have disclosed all known material risks.

12. Please add a risk factor to discuss the dilutive effect of the exercise of the convertible notes and warrants.

We May Not Be Able to Effectively Control and Manage Planned Growth, page 5

13. Please explain what you mean by "finance and manage expansion in an orderly fashion."

Our Business is Dependent Upon Our Brand…, page 5

14. Please revise to provide a separate risk factor disclosing, if true, that you own no patents for any products that you market and may face severe pricing pressure from copycat products.

15. Refer to the final sentence of this risk factor. Please revise to discuss potential equitable and legal consequences if you infringe on your competitors' intellectual property rights.

A Slowdown or Other Adverse Developments in the PRC Economy…, page 6

16. Please revise this risk factor to discuss the current significant economic downturn and its effect on your operations.

Recent PRC State Administration of Foreign Exchange ('SAFE') Regulations . . .,page 7

17. It is unclear whether all PRC resident shareholders, or alternatively, some percentage of the resident shareholders, must register with SAFE in order for a PRC entity to remit profits out of the PRC. Please clarify. In addition, please disclose how many PRC resident shareholders you have and whether your shareholders have complied with the SAFE regulations.

Market Volatility and Other Developments May Affect Our Stock Price, page 7

18. Provide separate risk factors for each factor listed under this heading. If the risks are immaterial, do not include them. Similarly, if they are risk factors that are not

specific to your company, but rather to shareholders in general, do not include them.

Description of Business, page 8
General, page 8

19. Please provide a diagram showing the current corporate structure of the company.

20. Refer to the third paragraph of this section. Please briefly describe the circumstances under which the Xinsheng shares were delisted.

21. Please revise to provide an estimate of amount spent on research and development during the past two years. Refer to Item 101(h)(x) of Regulation S-K.

Our Organic Biochemical Agricultural Application Products, page 9

22. We note that your products appear to include four fertilizer lines and a bactericide. Please revise to briefly describe the relevant differences between your fertilizer lines, including differences, if any, in price, intended use and target customer.

23. We note the registration statement, as amended, filed with the SEC in connection with your initial public offering. In that filing, you disclosed that you applied to the Agricultural Bureau of Shaanxi for a permanent fertilizer certificate on April 25, 2007. However, it appears that the application was not accepted. If it was not accepted, please explain why and tell us whether you intend to apply for a permanent certificate in the future.

24. Refer to the third full paragraph on page 10. Your disclosure suggests that water solubility is a drawback of traditional chemical fertilizers. However, we note that each of your four fertilizer lines is water soluble. Is water solubility a positive or negative characteristic in fertilizers? Please revise your disclosure to explain

25. Refer to the third-to-last paragraph of this section. Please be advised that you must provide consents with respect to data provided by a third party named in your prospectus unless such information is based on public information available for free or at a nominal cost. See Rule 436 of Regulation C.

26. Refer to the final paragraph of this section. Please revise, where you deem appropriate, to further explain when and how you use contract manufacturers.

China Green Food Development Center "Green Food" Certification, page 11

27. Please discuss the costs of compliance with the government's "AA" standard. Refer to Item 101(h)(xi) of Regulation S-K.

Competition, page 12

28. We note that your products contain 5% chitosan and that higher chitosan causes increased costs. Please disclose the percentage of chitosan that is typically found in the fertilizers produced by your traditional and "green" competitors.

29. Please substantiate the statement made in the last sentence of the second paragraph in this subsection, or delete.

Intellectual Property, page 12

30. Disclose whether the trademarks identified are registrations in the United States or the PRC. Provide this information for patents as well.

Description of Property, page 12

31. Disclose the location of your operating and testing space.

Management's Discussion and Analysis, page 13

32. We note that you have defined Mei Xin Agr Technology (Shaanxi) Co., Ltd. as "WOFE" and "Meixin" on pages 9 and 13, respectively. Please make sure that defined terms are used consistently throughout the prospectus.

Overview, page 13

33. Is it more accurate to state that your products have no adverse effect on the environment (as stated in the third paragraph of this section) or that their adverse effect on the environment is minimal or less than that of traditional fertilizers? Please revise as appropriate.

34. We note the registration statement, as amended, filed with the SEC in connection with your initial public offering. Please tell us whether your business plan continues to involve the production of fertilizer products for third parties.

Results of Operations, page 15

35. We note that your MD&A provides limited discussion and analysis of your company's results of operations for the reporting periods presented in your

registration statement. For example, you state that your sales increased from $2,154,194 to $3,037,414 from 2006 to 2007, but you do not describe or quantify the factors responsible for the change nor analyze the underlying reason for the change. Where you have discussed the causes for an increase (for instance, Net Income on page 16), your discussion is very brief. Please expand the MD&A disclosure regarding your company's results of operations to more fully discuss the underlying causes of any material year-to-year changes in the line items presented in your company's consolidated statements of operations (e.g., net sales, costs of goods sold, gross margin, etc.). Your disclosure should discuss your company's results of operations for both the annual periods and the interim periods presented in the registration statement. Please refer to Item 303 of Regulation S-K and our interpretive release "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Operations" for further guidance.

Liquidity and Capital Resources, page 16

36. Please add discussion regarding the impact of conversion of the notes and exercise of the warrants on your liquidity and capital resources.

Market Price of and Dividends On…, page 17

37. Please disclose the price of your shares as of the most recent practicable date. Refer to Item 201(a)(1)(v) of Regulation S-K.

38. Please clarify the statement that you are "restricted from paying dividends by virtue of the fact that [you] are a holding company."

Selling Security Holders, page 18

39. Please identify the natural person who possesses voting and dispositive control over the shares owned by JAG Multi Investment. In addition, please delete the words "may be deemed" in footnote (7) and (8).

40. In footnote 1 on page 19, you note that each selling shareholder's ownership percentage is based on 12,958,574 shares of common stock outstanding. However, the number of shares outstanding if all of the notes and warrants are fully exercised is 14,576,554. Please recalculate the table using this figure.

41. The numbers in footnote 2 on page 19 regarding potential share exercises do not appear to coincide with the numbers in footnotes 5 and 6. Please clarify whether these numbers are correct, and, if so, disclose the reason for the disparity.

42. We note your disclosure in the fourth paragraph of this section and in footnotes (7) and (8). Please confirm to us, if true, that Legend Merchant Group and Spencer Edwards received the securities registered in this registration statement as compensation for underwriting activities. If the securities were not underwriting compensation, please tell us whether Legend Merchant Group and Spencer Edwards (i) purchased the shares in the ordinary course of business and (ii) at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Relationships Between the Company and Selling Shareholders and Affiliates, page 19

43. You state that the relationships between you and the selling shareholders and affiliates are identified within the prospectus or referenced in other filings. We are unable to locate the necessary disclosure. Please discuss these relationships in this section.

44. Please provide us with your legal analysis as to whether JAG Multi Investment or Keith Guenther are affiliates of the issuer.

Executive Compensation, page 22

45. Provide a narrative discussion with respect to all executive compensation paid to your named executive officers. Refer to Item 402(n)-(o) of Regulation S-K.

46. Please disclose your policies related to payment of fees to your directors. Refer to Item 402(r)(3) of Regulation S-K.

Description of Securities, page 24

47. Please provide a description of the convertible notes and warrants which may be converted into the shares registered in this offering.

48. Please note that the final sentence of this section asserts a legal conclusion that you are not qualified to make. Accordingly, please delete the sentence.

Exhibits and Financial Statement Schedules, page 26

49. Note that you may not provide your financial statements as annexes to the registration statement. Please file the financial statements required by Item 303 of Regulation S-K in your next amendment.

Power of Attorney, page 28

50. Please provide an executed copy of your power of attorney.

Report of Independent Registered Public Accounting Firm

51. Please provide a signed and finalized copy of your audit report prepared by your independent auditor.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor

cc: Jeffrey Rinde, Esq.
        (*via facsimile*) *(212) 751-0928*